FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                      For the month of November 2005 No. 4

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On November 30, 2005, the Registrant announced that it achieves ISO/TS 16949 certification for quality management system. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      TOWER SEMICONDUCTOR LTD.



Date: November 30, 2005                               By: /s/ Nati Somekh Gilboa
                                                      --------------------------
                                                      Nati Somekh Gilboa
                                                      Corporate Secretary

             TOWER SEMICONDUCTOR ACHIEVES ISO/TS 16949 CERTIFICATION
                          FOR QUALITY MANAGEMENT SYSTEM

        Foundry Extends Its Quality Assurance to the Automotive Industry

MIGDAL HAEMEK, ISRAEL - NOVEMBER 30, 2005 - Tower Semiconductor, Ltd., a pure-play independent specialty wafer foundry (NASDAQ: TSEM; TASE: TSEM), today announced it has achieved ISO/TS 16949 certification from the highly respected UK-based NQA (National Quality Association). This quality management system standard certification covers all of Tower's departments and activities. The certification is further evidence of the company's commitment to tight control of its manufacturing processes, work procedures, and product performance, including adherence to the demanding requirements of the automotive industry.

ISO/TS 16949 is currently the industry's most stringent quality management system standard for the automotive industry.

The Standard Institute of Israel (SII) thoroughly audited Tower's quality systems and programs for the certification. "The results of our certification audit place Tower among the top Israeli organizations that were audited and certified for ISO/TS 16949," said Ziva Patir, general manager of SII.

"Our ISO/TS 16949 certification is testimony to Tower's commitment to maintaining and continuously improving quality and performance standards that benefit all of our partners and customers," said Erez Taoz, senior vice president, Operations of Tower Semiconductor. "Achieving it is an important milestone in our strategic roadmap as we grow our offering within the specialty fields of automotive mixed signal, image sensors and embedded NVM content of microcontrollers."

ABOUT ISO/TS 16949

The ISO/TS 16949 standard is a technical specification defining quality system requirements for the design and development, production, installation and servicing of automotive-related products. The standard encourages the use of a process approach that is aimed at improving process efficiency and is designed to achieve the highest levels of product quality, productivity, competitiveness, and continual improvement.

ISO/TS 16949 was jointly developed by the International Automotive Task Force
(IATF) members and approved by the International Organization for Standardization. IATF members include leading automotive manufacturers and their trade associations. This standard, together with any customer-specific requirements, defines the quality system requirements used in the automotive supply chain.

ISO/TS 16949 is based on ISO 9001:2000, but it includes a number of additional specific quality requirements.



ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal, RF-CMOS and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35-micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below standard and specialized process technologies, and has the current capacity of up to 15,000 200mm wafers per month. Tower's Web site is located at www.towersemi.com.

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Form 20-F and Form 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.

CONTACTS:

Tower Semiconductor USA
Michael Axelrod, 408-330-6871
pr@towersemi.com

or

Pacifico Inc.
Mary Curtis, 408-293-8600
mcurtis@pacifico.com